SONS OF GWALIA LTD
ABN 46 008 994 287

GWALIA

26 March, 2003
1196:tcl

03022022

03 APR -3 AM 7:21

Mr Samuel Wolff
Special Counsel
Securities & Exchange Commission
Office of International corporate Finance
450 5th Street, NW
Washington DC 20549
USA

SUPPL

Dear Sir

FILE NBR 82-1039

In accordance with Rule 12g3-2(b) of the Securities Exchange Act, we enclose herewith the following, which have been released to the Australian Stock Exchange:

DATE OF RELEASE	DETAILS
13 February 2003	Letter in response to UBS Warburg statement
14 February 2003	Letter confirming Mark Cutifani's resignation
19 February 2003	Appendix 4B: December 2003 Half Year Report and Half Year Accounts
19 February 2003	Letter from Chairman on December 2002 Half Year Result
19 February 2003	Media Release on December 2002 Half Year Result
19 February 2003	Letter directing attention to December 2002 Roadshow Presentation and letter being sent to shareholders
7 March 2003	Letter advising appoint of Acting Chief Operating Officer
20 March 2003	Letter directing attention to Paydirt Gold Conference Presentation
24 March 2003	Form 603 Notice of Initial Substantial Holder in Apollo Gold Mining Limited

Yours faithfully

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

For and on behalf of
Sons of Gwalia Ltd

for **Peter Lalor**
Executive Chairman

Att

Copy: Jo-Ann R Ward
Citibank NA, New York

16 Parliament Place, Locked Bag 16, West Perth Western Australia 6872

SONS OF GWALIA LTD
ACN 008 994 287

03 APR -3 AM 7:21

13 February 2003
1173:tcl

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 200

Lodged via ASX Online

Dear Sir

Yesterday afternoon Sons of Gwalia Limited ("Company") became aware that UBS Warburg had circulated a statement to sections of the market, both in Australia and overseas, to the effect that one of the Company's bankers had withdrawn its support to the Company. The investment bank did not confirm this statement, or its contents, with the Company before it was circulated.

The Company wishes to make it clear to the market, in unequivocal terms, that the information in its statement is false and has no validity.

The Company is extremely concerned that circulating information of this nature, which is unsubstantiated and has no validity, can seriously prejudice the integrity of the market and materially impact a listed company's share price, before the listed Company becomes aware of the information in the statement and has time to respond to it.

The Company believes its share price was adversely impacted by the false and unsubstantiated statement having been circulated yesterday given:

- the large volume of shares in the Company which were traded on ASX yesterday afternoon; and
- the fall in the Company's share price in comparison to the prices of most other gold companies.

Yours faithfully

Peter Lalor
Executive Chairman

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8) 9263 5555 Fax: (61-8) 9481 1271
E-Mail: gwalia@sog.com.au

SONS OF GWALIA LTD

ACN 008 994 287

GWALIA

FAXED 14/2/03

14 February 2003
1172:tcl

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 200

Lodged via ASX Online

Dear Sir

This is to advise that Mr Mark Cutifani ceased to be a director of Sons of Gwalia Ltd effective close of business on Friday 14th February 2003.

Yours faithfully

Stephen Pearce
Company Secretary

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8) 9263 5555 Fax: (61-8) 9481 1271
E-Mail: gwalia@sog.com.au

Rules 4.1, 4.3

Appendix 4B

Half yearly/~~preliminary final~~ report

Introduced 30/6/2002.

Name of entity

SONS OF GWALIA LTD

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/~~financial year~~ ended ('current period')
46 008 994 287	✔		31 DECEMBER 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	up/~~down~~	7%	to	260,268
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)* (refer significant items page 2)	~~up~~/down	79%	to	7,202
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of	-%	to	-
Net profit (loss) for the period attributable to members *(item 1.11)*	~~up~~/down	79%	to	7,202

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	N/A¢ - ¢	N/A¢ -¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	12.5¢	-¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	260,268	243,174
1.2	Expenses from ordinary activities *(see items 1.26 & 1.27)*	(239,723)	(190,805)
1.3	Borrowing costs	(12,983)	(8,896)
1.4	Share of net profits (losses) of associates and joint venture entities *(see item 16.7)*	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**7,562**	**43,473**
1.6	Income tax on ordinary activities *(see note 4)* (**Note B**)	(360)	(8,931)
1.7	**Profit (loss) from ordinary activities after tax**	**7,202**	**34,542**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit (loss)**	**7,202**	**34,542**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**7,202**	**34,542**

Non-owner transaction changes in equity

1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	-	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**7,202**	**34,542**

Earnings per security (EPS)

1.18	Basic EPS	$0.044	$0.256
1.19	Diluted EPS	-	-

Significant Items

The following non-recurring items are included in profit from ordinary activities and disclosed on a post-tax basis as significant items due to their size or nature.

- **Tantalum Business Restructure**
  During the half year, in response to a decline in Global Tantalum demand, the Company restructured its Tantalum business in order to reduce its medium term production profile to better match product demand. The restructure mainly incorporated the temporary closure of the Greenbushes underground and reduced plant operating times at Wodgina. Based on the cost profile of the Tantalum Business the effective after tax cost of the restructure charged to profit for the half-year was $2.2 million.

- **Mining Contract Settlement**
  In settlement of a mining contract dispute, the Company has paid an amount of $0.7 million after tax, which has been charged to the half-year profit.

- **Ginkgo Mineral Sands Project – Murray Basin**
  In December 2002 the Company sold its 25% interest in the Ginkgo Project, held by the Company's subsidiary, Probo Mining Ltd. This resulted in a profit after tax of $5.910 million.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.20	Profit (loss) from ordinary activities after tax *(item 1.7)*	7,202	34,542
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**7,202**	**34,542**

Revenue and expenses from ordinary activities *(see note 15)*

		Current period $A'000	Previous corresponding period $A'000
1.23	Revenue from sales or services	252,601	236,262
1.24	Interest revenue	609	916
1.25	Other relevant revenue:		
	- Profit on sale of non-current assets	594	5,121
	- Gains/(losses) from management of gold and FX contracts	(163)	316
	- Other	6,627	559
	Revenues from ordinary activities	260,268	243,174
1.26	Details of relevant expenses:		
	- Cost of production	176,229	134,388
	- Selling expenses	4,888	3,293
	- Royalties paid	6,622	6,474
	- Administration expenses	10,997	9,950
	- Writedown of mining properties	-	5,056
	- Exploration expensed	4,000	4,000
	- Other	5,678	1,679
		208,414	164,840
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	31,309	25,965
	Capitalised outlays		
1.28	Interest costs capitalised in asset values	986	2,869
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

Consolidated retained profits

		Current period $A'000	Previous corresponding period $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	135,389	101,501
1.31	Net profit (loss) attributable to members *(item 1.11)*	7,202	34,542
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	(12,403)	(23,277)
1.35	**Retained profits (accumulated losses) at end of financial period**	**130,188**	**112,766**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	-	-	-	-
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits
(Preliminary final report only)

		Current year $A'000	Previous year $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

Condensed consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	24,530	70,241	125,262
4.2	Receivables	41,575	36,774	36,880
4.3	Other financial assets	150	150	167
4.4	Inventories	73,924	60,490	80,227
4.5	Tax assets	-	-	-
4.6	Other (provide details if material) (**Note C**)	71,646	1,683	1,621
4.7	**Total current assets**	**211,825**	**169,338**	**244,157**
	Non-current assets			
4.8	Receivables	96	96	96
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	9,941	13,738	13,590
4.11	Inventories (gold ore stockpiles)	12,888	18,173	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	331,519	327,576	226,966
4.13	Development properties (+mining entities)	487,870	435,849	419,331
4.14	Other property, plant and equipment (net)	247,358	244,701	312,285
4.15	Intangibles (net)	-	-	-
4.16	Deferred tax assets	22,819	22,819	15,117
4.17	Other (provide details if material) (**Note D**)	360,971	27,018	40,616
4.18	**Total non-current assets**	**1,473,462**	**1,089,970**	**1,028,001**
4.19	**Total assets**	**1,685,287**	**1,259,308**	**1,272,158**
	Current liabilities			
4.20	Payables	87,684	100,028	103,387
4.21	Interest bearing liabilities	8,102	7,896	32,957
4.22	Tax liabilities	-	697	-
4.23	Provisions exc. tax liabilities	10,987	10,506	25,910
4.24	Other (provide details if material) (**Note E**)	69,330	894	-
4.25	**Total current liabilities**	**176,103**	**120,021**	**162,254**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities (**Note F**)	385,394	345,268	372,535
4.28	Deferred tax liabilities	145,093	138,952	124,978
4.29	Provisions exc. tax liabilities	14,020	17,519	19,009
4.30	Other (provide details if material) (**Note G**)	345,444	16,910	-
4.31	**Total non-current liabilities**	**889,951**	**518,649**	**516,522**
4.32	**Total liabilities**	**1,066,054**	**638,670**	**678,776**
4.33	**Net assets**	**619,233**	**620,638**	**593,382**

Condensed consolidated statement of financial position continued

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Equity			
4.34	Capital/contributed equity	488,729	484,933	480,231
4.35	Reserves	(27)	(27)	-
4.36	Retained profits (accumulated losses)	130,188	135,389	112,766
4.37	**Equity attributable to members of the parent entity**	**618,890**	**620,295**	**592,997**
4.38	Outside +equity interests in controlled entities	343	343	385
4.39	**Total equity**	**619,233**	**620,638**	**593,382**
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	327,576	147,998
5.2	Expenditure incurred during current period	7,194	4,338
5.3	Expenditure written off during current period	(4,000)	(4,000)
5.4	Acquisitions, disposals, revaluation increments, etc	2,549	79,050
5.5	Amortisation of producing areas	(164)	(420)
5.6	Expenditure transferred to Development Properties	(1,636)	-
5.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**331,519**	**226,966**

Development properties

(To be completed only by entities with mining interests if amounts are material)

6.1	Opening balance	435,849	234,264
6.2	Expenditure incurred during current period		
	- Capital expenditure on mine development	52,955	11,230
	- Net deferred waste mining / underground level development	13,591	26,438
6.3	Expenditure transferred from exploration and evaluation	1,636	-
6.4	Expenditure written off / amortised during current period	(24,673)	(17,246)
6.5	Acquisitions, disposals, revaluation increments, transfers, etc	8,512	164,645
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**487,870**	**419,331**

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	247,819	236,769
7.2	Payments to suppliers and employees	(248,035)	(178,438)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	1	1
7.5	Interest and other items of similar nature received	609	916
7.6	Interest and other costs of finance paid	(13,183)	(11,719)
7.7	Income taxes (paid) / refunded	5,109	(39)
7.8	Other (provide details if material)		
	- expenditure on exploration interest	(7,194)	(7,382)
	- royalties received	-	53
	- royalties paid	(6,622)	(4,996)
	- GST claimed	-	-
	- other receipts	(55)	297
7.9	**Net operating cash flows**	**(21,551)**	**35,462**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(11,100)	(66,296)
7.11	Proceeds from sale of property, plant and equipment	7,299	115
7.12	Payment for purchases of mining properties	(3,549)	(500)
7.13	Proceeds from sale of equity investments	10,000	1,963
7.14	Proceeds from sale of exploration project	-	3,043
7.15	Loans repaid by other entities	-	-
7.16	Acquisition of controlled entity	-	(43,340)
7.17	Expenditure on project and mine development	(52,561)	(15,267)
7.18	Other – proceeds on sale of exploration properties	-	-
7.19	**Net investing cash flows**	**(49,911)**	**(120,282)**
	Cash flows related to financing activities		
7.20	Proceeds from issues of +securities (shares, options, etc.)	-	128,976
7.21	Payment for shares bought back	-	(2,416)
7.22	Interest bearing liability repayments	(15,000)	(76,319)
7.23	Interest bearing liabilities	56,667	108,333
7.24	Dividends paid	(9,673)	(13,559)
7.25	Other (provide details if material)		
	- cost of share issue	-	(3,011)
	- lease principal repayments	(3,903)	(2,794)
	- premium paid for hedge book restructure	(2,340)	(4,873)
7.26	**Net financing cash flows**	**25,751**	**134,337**
7.27	**Net increase (decrease) in cash held**	(45,711)	**49,517**
7.28	Cash at beginning of period *(see Reconciliation of cash)*	70,241	75,745
7.29	Exchange rate adjustments to item 7.25.	-	-
7.30	**Cash at end of period** *(see Reconciliation of cash)*	**24,530**	**125,262**

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	-	5,820
8.2	Deposits at call	9,655	99,134
8.3	Bank overdraft	(1,285)	-
8.4	Other – gold on metal account	16,160	20,308
8.5	**Total cash at end of period** *(item 7.30)*	**24,530**	**125,262**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.23)*	3.0%	18.4%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.37)*	1.2%	5.8%

Earnings per security (EPS)

		Current period A$'000	Previous corresponding period $A'000
10.1	Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.		
	a) Basic EPS	$0.044	$0.256
	Note: The EPS includes a net charge for significant items explained on page 2 of this report.		
	b) Diluted EPS (if materially different from (a))		
	c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	165,614,192	135,174,827

NTA backing

(see note 7)

		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	N/A	N/A

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

Amount per security

			Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)				
15.4	**Final dividend:**	Current year	N/A¢	N/A¢	N/A¢
15.5		Previous year	N/A¢	N/A¢	N/A¢
	(Half yearly and preliminary final reports)				
15.6	**Interim dividend:**	Current year	-¢	-¢	-¢
15.7		Previous year	12.5¢	-¢	-¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A¢	N/A¢
15.9	Preference +securities	N/A¢	N/A¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*	-	23,277
15.11	Preference +securities *(each class separately)*	-	-
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	-	**23,277**

The +dividend or distribution plans shown below are in operation.

DIVIDEND REINVESTMENT PLAN AND SHARE INVESTMENT PLAN

The last date(s) for receipt of election notices for the +dividend or distribution plans

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period $A'000
16.1 Profit (loss) from ordinary activities before tax	-	-
16.2 Income tax on ordinary activities	-	-
16.3 Profit (loss) from ordinary activities after tax	-	-
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	-	-
16.6 Adjustments	-	-
16.7 Share of net profit (loss) of associates and joint venture entities	-	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period $A'000
17.2 Total				
17.3 Other material interests				
Murray Basin Titanium Pty Ltd	50%	50%	Nil	Nil
Mines d'Or Salsigne	50%	50%	Nil	Nil
Kemerton Silica Sands Pty Ltd	0%	70%	Nil	Nil
17.4 Total				

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1 Preference +securities *(description)*				
18.2 Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3 +Ordinary securities	166,757,188	166,757,188		
18.4 Changes during current period (a) Add issued during current period	1,523,468		$2.491	
18.5 +Convertible debt securities *(description and conversion factor)*				
18.6 Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
Options *(description & conversion factor)*			*Exercise price*	*Expiry date (if any)*
Options outstanding at 31 Dec 2001	875,000		$7.570	14/11/06
18.8 Add Issued during current period				
18.9 Less Exercised during current period				
18.10 Less Lapsed during current period				
18.7 Options outstanding at 31 Dec 2002	875,000		$7.570	14/11/06
18.11 Debentures *(description)*				
18.12 Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.13 Unsecured notes *(description)*				
18.14 Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

+ See chapter 19 for defined terms.

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.) Refer to attached **Note H.**

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by Sons of Gwalia Ltd during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Nil

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Nil

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The capital and development expenditure profile of the Company over recent years has deferred future tax payments thereby limiting the generation of franking credits.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

The economic entity has adopted the new Australian Accounting Standard AASB 1012 (Foreign Currency Translation). For details of the effect of the change please refer to Note A.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Nil

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Nil

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not~~* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☐	The +accounts have been audited.	✔	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/~~does not have~~* *(delete one)* a formally constituted audit committee.

Sign here: .... Date: 19 FEBRUARY 2003
(Company Secretary)

Print name: STEPHEN PEARCE

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

+ See chapter 19 for defined terms.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

+ See chapter 19 for defined terms.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations.*

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

Notes to the Company's Half Year Report for the July 2002 – December 2002 half year

A) FOREIGN EXCHANGE HEDGING CONTRACTS

As a result of changes to Australia Accounting Standards which came into effect for the financial year ended 30 June 2003, the company is required to record the value of its USD foreign exchange hedge book on the Statement of Financial Position. The amount so recorded, is the net fair value of the foreign exchange financial instruments held by the company at balance date and valued against USD/AUD spot exchange rate at balance date. This amount is referred to as the spot mark to market value of the hedge book.

Based on the USD/AUD spot exchange rate at balance date of 0.5666, the company's foreign exchange hedge book has a negative net fair value of $398 million and is included in the Statement of Financial Position as follow:

	Current $'000	Non-Current $'000	Total $'000
Other Asset – unrealised loss on FX hedges	69,222	328,744	397,966
Other Liabilities – unrealised liability on FX hedges	(69,222)	(328,744)	(397,966)
Effect on net assets	0	0	0

As the valuation is based on the USD/AUD spot exchange rate at balance date the valuation will vary with movements in the spot exchange rate and movements in the underlying hedge book. The following additional valuations at alternate dates have been provided for information:

Valuation Date	USD/AUD Spot Rate	Negative Fair Value $'000
30 June 2002	0.5664	427,600
31 January 2003	0.5892	342,523

B) The prima facie tax on operating profit differs from the income tax provided in accounts and is calculated as follows:

	31/12/02 $'000	30/12/01 $'000
Prima facie tax on operating profit & significant items	2,269	13,042
Tax effect of permanent differences:		
Non-deductible amortisation	533	488
Non-assessable capital gains	(1,773)	-
Additional benefit of tax losses previously brought to account at their fair value at acquisition	-	(1,812)
Tax benefit on Research and Development tax concession relating to prior years brought to account due to changes in Income Tax Legislation	-	(2,837)
Other permanent difference (net)	(669)	50
Income tax expense/(credit) attributable to operating profit and significant items	$360	$8,931

		31/12/02	30/06/02	31/12/01
C)	**OTHER (item 4.6)**	**$'000**	**$'000**	**$'000**
	Unrealised loss on FX hedges (Note A)	69,222	-	-
	Other	2,424	1,683	1,621
		$71,646	$1,683	$1,621
D)	**OTHER (item 4.17)**			
	Deferred borrowing costs	6,752	6,587	5,625
	Unrealised foreign exchange loss on senior unsecured US$ Notes	-	-	17,184
	Unrealised loss on FX hedges (Note A)	328,744	-	-
	Net premium paid for hedge contracts and hedge book restructure	25,475	20,431	17,807
		$360,971	$27,018	$40,616
E)	**OTHER (item 4.24)**			
	Unrealised liability on hedges (Note A)	69,222	-	-
	Other	108	894	-
		$69,330	$894	$-
F)	**INTEREST BEARING LIABILITIES NON-CURRENT (item 4.27)**			
	Senior unsecured USD notes	299,191	298,980	236,453
	Bank loan	65,000	23,333	108,275
	Lease liability	21,203	22,955	27,807
		$385,394	$345,268	$372,535
G)	**OTHER (item 4.30)**			
	Unrealised foreign exchange gain on senior unsecured US$ notes	16,700	16,910	-
	Unrealised liability on FX hedges (Note A)	328,744	-	-
		$345,444	$16,910	$-

H) REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

	Gold Division		Minerals Division		Unallocated		Consolidated	
INDUSTRIAL SEGMENTS	31/12/02 $'000	31/12/01 $'000	31/12/02 $'000	31/12/01 $'000	31/12/02 $'000	31/12/01 $'000	31/12/02 $'000	31/12/01 $'000
Sales to customers	162,331	150,586	90,270	85,676	0	0	252,601	236,262
Other revenue	0	0	0	0	7,667	6,912	7,667	6,912
Total revenue	162,331	150,586	90,270	85,676	7,667	6,912	260,268	243,174
Segment results before tax	2,485	30,559	28,755	34,508	(23,678)	(21,594)	7,562	43,473
Segment assets (i)	752,593	761,687	757,668	311,265	175,026	199,206	1,685,287	1,272,158
Segment liabilities (i)	73,380	80,043	399,854	32,509	592,820	566,224	1,066,054	678,776
Depreciation and amortisation	25,906	23,408	3,424	1,851	1,979	701	31,309	25,960

(i) The significant increase in the assets and liabilities of the Minerals Division in the half-year is due to changes to Australian Accounting Standards. These changes require the Company to record the value of its USD foreign exchange hedge book in the Statement of Financial Position. The USD hedge book is mainly entered into for the purpose of hedging USD sales receipts in the Minerals Division. A small quantity of USD hedging has been designated to the Gold Division and the value of those instruments is included in the assets and liabilities of the Gold Division. For more information on this change please refer to Note A on page 20 above.

GEOGRAPHICAL SEGMENTS

The Company operates principally in Australia.

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Sons of Gwalia Ltd, we state that:

In the opinion of the Directors:

1) the consolidated half-year financial statements and accompanying notes have been prepared in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001;

2) the financial statements and notes give a true and fair view of the financial position and performance of the consolidated entity for the half-year financial period ending 31 December 2002; and

3) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

P K Lalor	**C J Lalor**
EXECUTIVE CHAIRMAN	EXECUTIVE DIRECTOR

Dated 19th February 2003

DIRECTORS' REPORT

Your Directors submit their report for the half-year ended 31 December 2002.

DIRECTORS

The names and details of the Directors of the Company in office during the half year and at the date of this report are:

Names and qualifications:

Mr P K Lalor LL.B (Executive Chairman)	Mr Lalor joined the Company as Managing Director when it was formed in 1982 and was appointed Executive Chairman in April 1997. Mr Lalor is a law graduate from the University of Western Australia and practised in Perth prior to starting Sons of Gwalia with his brother Chris, in 1981. He is a member of the Audit and Risk Management Committee, Compensation and Remuneration Committee and Board Nomination Committee. He has significant legal and commercial experience and has been actively involved in Perth's business and industry sectors for many years. Mr Lalor is currently the President of the Chamber of Minerals & Energy of Western Australia (Inc) and Vice-President of the Minerals Council of Australia in Canberra. He is a member of the Board of Directors of Gold Corporation. Mr Lalor was recently appointed to the Premier's Science Council, a significant election initiative of the Western Australian Government. He is also a member of the WA Government's recently established State Development Forum.
Mr C J Lalor LL.B (Executive Director - Legal and Commercial)	Mr Lalor was a founding Director of the Company when it was formed in 1982 and listed on the Australian Stock Exchange in 1983. He is a Director of Pacific Wildcat Resources Corporation, a company listed on the Canadian Exchange. Mr Lalor is a member of the Safety, Health and Environmental Committee.
Mr T A Lang FCA (Non-Executive Director)	Mr Lang was appointed as a Non-Executive Director of Sons of Gwalia in November 1998. He is a Chartered Accountant who was senior partner in the Perth Office of Deloitte Touche Tohmatsu until his retirement in 1990. He is Chairman of the Construction Industry Long Service Leave Board of Western Australia. He is also a Director of Service Finance Corporation Ltd. Mr Lang is the Chairman of the Audit and Risk Management and the Compensation and Remuneration Committees and a member of the Board Nomination Committee.
Prof M R Richmond BSc (Metallurgy) Hons BComm (Economics) Fellow AusIMM Fellow Australian Academy of Technology, Science and Engineering (Non-Executive Director)	Professor Richmond was appointed as a Non-Executive Director of Sons of Gwalia in August 2000. Professor Richmond spent 30 years with the Rio Tinto Group, and immediately prior to his retirement was the Managing Director Development of Hamersley Iron Pty Limited, Deputy Chairman of the Australian Minerals Research Council, Vice President of the WA Chamber of Minerals and Energy, Non-Executive Director of Amdel Limited and Non-Executive Director of Hismelt Corporation. Currently he holds a number of other posts being Chairman of the Resources Institute of Western Australia and Non-Executive Director of Magnesium International Ltd and SGS (Aust) Ltd. Professor Richmond is an Associate of AusIMM and the Strategic Planning Institute in the US and a Fellow of the Australian Academy of Technology, Science and Engineering. Professor Richmond is Professorial Fellow jointly to the University of WA Business School and Faculty of Engineering and Science. Professor Richmond is the Chairman of the Safety, Health and Environment Committee and a member of the Audit and Risk Management and Compensation and Remuneration Committees.
Mr M Cutifani BEng (Mining) Fellow AusIMM	Mr Cutifani joined Sons of Gwalia in March 2000 as Managing Director and resigned on 14 February 2003.

REVIEW AND RESULT OF OPERATIONS

Overview

The consolidated net operating profit after tax of the economic entity for the half-year amounted to $7.2 million. This amount was arrived at after writing off a total of $4.0 million in exploration expenditure and included the following significant items:

		Profit/(Loss) After Tax $'m
i)	Tantalum Business Restructure Costs	(2.2)
ii)	Mining Contract Dispute Settlement	(0.7)
iii)	Profit on Sale of Ginkgo Project	5.9

For the half-year ended 31 December 2002, the Company produced 271,919 ounces of gold at a cash cost of $473 per ounce. Gold production for the half year was adversely effected by the open cut wall slip at the Tarmoola mine and the delay in accessing high grade ore at the Southern Cross operations. It is expected that gold production will increase in the second half year as several operations move into higher grade ore zones.

Tantalum production was 1,251,133 pounds for the half-year.

During the half-year, in response to a fall in global tantalum demand, the Company restructured its tantalum production facilities at Greenbushes and Wodgina to reduce production levels in line with market requirements. Production at the Greenbushes mine has been reduced by the deferral of the Greenbushes underground project for the time being. Production capacity at the Wodgina mine was reduced during the half-year by implementing a reduced operating roster, however, operations are forecast to return to and remain at full capacity during the second half year.

Indications are that the tantalum market is reducing inventories throughout the supply chain, and subject to reasonable global economic conditions, tantalum demand is expected to recover during calendar 2003.

GOLD DIVISION

The economic entity's gold production for the half-year totalled 271,919 ounces. The total gold production was achieved on attributable mill throughput of 5,117,273 tonnes at an average head grade of 1.8g/t gold. Average cash operating costs per ounce of gold recovered, after adjusting for deferred mining costs, work-in-progress and stockpile movements amounted to $473.

Sons of Gwalia

At the Sons of Gwalia Mine, production for the half-year was 50,991 fine ounces, which was in line with forecasts.

The Gwalia Underground operation mined 238,345 tonnes, 19% above the target annualised production rate. The operation has now achieved its production and unit cost targets for the 12 months ending December 2002. The continuation of this improvement trend further reflects the recent changes implemented as part of the gold business strategy.

The main sources of ore for the Gwalia Mill during the half-year were the Gwalia Underground, Gwalia stockpile, Ulysses and other satellite deposits. It is anticipated additional satellite feed sources will continue to supplement the current underground, open pit and low grade stockpiles until its forecast closure in June 2003.

Tarmoola Operations

Gold production for the half-year from the Tarmoola Operation was 69,916 fine ounces.

Early in the half-year a wall slip on the eastern cutback significantly reduced ore production levels; however, access has now been re-established to the areas adjacent to the slip allowing limited development and access to remnant ore zones. Also mining of the North cutback was suspended reducing pit operations to a single digger and associated trucks and thereby improving operating cashflows.

Grade to the Tarmoola mill has been assisted by additional tonnes of ore sourced from the Wonder Mine 35 kilometres north of Tarmoola. This material albeit at slightly lower grade, has reduced the tonnage of Tarmoola low-grade stocks required as feed and assisted with improving cash flow.

The processing plant continued to operate above design capacity and below cost targets.

Southern Cross Operations

Gold production for the half year from the Southern Cross Region was 85,241 fine ounces at a cash cost of $489 per ounce. The Company's equity account share of this production was 82,739 ounces as a result of production from the Cornishman project which is the subject of a joint venture.

Production for the half-year was lower than target reflecting a slower production build up at Great Victoria and delayed access to high grade ores at Marvel Loch open pit and Cornishman. The higher unit costs reported also reflect the significant proportion of low grade stocks processed. As these higher grade ores are accessed, low grade feed is progressively removed from the feed blend with the last four weeks of the half-year only processing primary mined ore. This objective was a key element of the longer term regional rationalisation strategy.

The objective going forward is to sustain primary sourced ore for processing while improving grade and tonnage delivery resulting in lower unit costs and improved cash margins.

Carosue Dam Mine

Gold production for the half-year was 68,274 fine ounces at a cash cost of $468 per ounce.

The treatment of low grade ore valued at net realisable value increased cash costs.

Ore production for the half-year was sourced from Karari, Luvironza and Monty's Dam open pits.

Mining and processing operations continued to operate at target levels. Ore tonnes and grades from Karari and Luvironza open pits were in line with forecasts. Mining from the Monty's Dam pit commenced late in the half-year with the first two benches on the extremities of the orebody indicating marginally lower grades than forecast.

ADVANCED MINERALS DIVISION

Greenbushes Mine

Greenbushes produced 563,946 lbs of Ta_2O_5, 415 tonnes of tin and 58,376 tonnes of lithium during the half-year.

The plant operating at or above design throughout rate. A new roaster circuit was successfully commissioned during the half-year.

More than 60% of plant feed was sourced from the high grade Cornwall Pit supplemented with lower grade ore from Central Lode and underground. The proportion of Central Lode will increase in the second half-year as operations are transferred following the depletion of the Cornwall Pit.

Development of the underground mine was deferred at the end of December. It will be placed on care and maintenance during January 2003 and will be maintained such that a re-commencement of underground operations will be possible on short notice.

Wodgina Mine

Wodgina produced 669,187 lbs of Ta_2O_5 during the half-year.

The primary processing plant operated at reduced throughput capacity in the last quarter of calendar 2002 to generally match production to period sales. Following the restructure of operations at Greenbushes, production will be progressively increased over the March quarter to match the revised sales strategy.

CORPORATE

Gwalia Deeps Project

As announced by the Company at the Annual General Meeting, the option to pursue a joint venture on the Gwalia Deeps project is being considered.

Ginkgo / Snapper Project

During the half-year the Company disposed of its 25% direct interest in the Ginkgo Project, held by the Company's subsidiary, Probo Mining Ltd, for the following consideration:

a) a cash payment of $10 million which has been received;
b) a further cash payment of $2.3 million on 26 August 2003; and
c) the issue and allotment to the Company of 5.7 million fully paid ordinary shares in BeMaX Resources NL.

The Company is now the holder of 24.7 million fully paid ordinary shares in BeMaX, representing approximately 19.9% of that company's current issued capital.

RZM / Cable Sands

As previously advised, the Company did not bid for the RZM Cable Sands assets, which have since been withdrawn from the sales process.

The Company will continue to review the merits of acquiring the remaining 50% interest in MBT. Any decision would be subject to agreement to sell by RZM at acceptable terms and conditions. The Company believes that the MBT Project, when expanded, has the potential to be a long life medium-sized mineral sands project.

FINANCE

As at 31 December 2002, the Company had:

- cash and cash equivalent on hand of approximately A$25 million;
- US$170 million of private placement notes outstanding with an A$ value of A$299 million; and
- available working capital facilities of $32 million.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There were no significant changes in the state of affairs of the economic entity during the half-year.

ROUNDING

The amounts contained in this report and in the half-year financial statements have been rounded off under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which this class order applies.

Signed for and on behalf of the Board in accordance with a resolution of the Directors.

P K Lalor
EXECUTIVE CHAIRMAN

C J Lalor
EXECUTIVE DIRECTOR

Dated 19th February 2003

INDEPENDENT REVIEW REPORT

To the members of Sons of Gwalia Ltd

Scope

We have reviewed the financial report of Sons of Gwalia Ltd in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules, as set out on pages 1 to 23 and the Directors' Declaration for the half-year ended 31 December 2002.

The financial report includes the consolidated financial statements of the consolidated entity comprising Sons of Gwalia Ltd and the entities it controlled at the end of the half-year or from time to time during the half-year. The company's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, statutory requirements and ASX Listing Rules as they relate to Appendix 4B, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission and the ASX.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review was limited primarily to inquiries of the entity's personnel and analytical review procedures applied to financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Review Statement

As a result of our review, we have not become aware of any matter that makes us believe that the half-year financial report, as defined in the scope section, of Sons of Gwalia Ltd is not in accordance with:

a) the Corporations Act 2001, including:

   (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance for the half-year ended on that date; and

   (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia and ASX Listing Rules as they relate to Appendix 4B.

Ernst & Young

V W Tidy
Partner
Perth
Date: 19 February 2003

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

PKL:CA:03.062
19 February 2003

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Dear Sir

Sons of Gwalia Ltd (the Company) wishes to announce an after tax consolidated net operating profit of $7.2 million for the half year July to December 2002 (2001 - $34.5 million). This includes significant items of a net $3.0 million profit.

Earnings before interest and tax (EBIT) of $19.9 million.

Earnings Per Share

Earnings per share amounted to 4.4 cents.

Cash Flow

Operating cash flow for the six months, excluding interest, exploration expenditure and working capital movements amounted to $23.2 million.

Segment EBIT

Segment earnings before interest and tax were as follows:-

	December 2002	December 2001
Gold Division	$2.5 M	$30.6 M
Minerals Division	$28.7 M	$34.5 M
Corporate & Other	($11.3) M	$(13.6) M
EBIT	**$ 19.9 M**	**$ 51.5 M**

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8)9263 5555 Fax:(61-8)9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

Compared to the December 2001 half:-

1. earnings from the Gold Division were reduced by lower than forecast gold production and by higher costs primarily related to the treatment of lower grade ore, and

2. as previously announced, earnings from the Minerals Division were lower due to a combination of lower tantalum grades and higher unit costs resulting from reduction in plant throughput at both tantalum mines.

Dividends

The Company has a history and policy of paying dividends.

The Directors have however, resolved not to pay an interim dividend for the current financial year. The Board is of the view that it would neither be prudent, nor good business practice, to pay an interim dividend given the first half results. The Directors therefore resolved to suspend the interim dividend and will decide on the payment and amount of a final dividend when the full year result is known.

Gold Division

Gold production for the half year was 271,919 ounces. All gold produced was sold at an average price of $597 per ounce. After deduction of cash costs of $473 per ounce, a cash margin of $124 per ounce was realised. Both cash margins and gold production were adversely affected by forecast grades not being achieved.

Over the past two years, the Company has invested heavily in developing orebody modelling techniques and mine planning processes. Intensive programmes have also been instituted, both internally and utilising outside consultants, to improve grade control techniques, and to reduce mine dilution. The Company is committed to this strategy as an integral part of its gold business.

As previously advised, gold production in the second half will increase as higher grade resources are mined and processed. Gold production for the second half is estimated to be approximately 275,000 – 290,000 ounces resulting in full year production of approximately 545,000 – 560,000 ounces. The reduced forecast includes the removal of 15,000 ounces of production from the Gwalia Mine.

Leonora

The Gwalia Mine will close during the December 2003 quarter. The Gwalia Mill will continue to treat ore from the mine, satellites and low grade stockpiles until its forecast closure. However, some marginal ore, which was to be processed in the second half, has now been removed from the schedule resulting in the reduced production referred to above. Gwalia Mine gold production is now forecast to be lower than the first half at 50,000 – 55,000 ounces

Development of a new geological resource model for the Tarmoola South Pit is nearing completion and will be incorporated into a consolidated Tarmoola Pit plan including the North cutback. Underground scoping studies for the 10400 shoot are also progressing.

Gold production from the Tarmoola Mine in the second half is forecast to be in the range 65,000 ounces.

Southern Cross

The emphasis for the second half of the 2002/03 financial year will be on accessing high grade ore and reducing costs thereby resulting in increased margins. As a consequence, and to supplement the base load from the Marvel Loch pit, increased processing of higher grade Cornishman ore will take place, along with ore from Golden Pig and Yilgarn Star. It is anticipated that high grade ore from the Blue Haze satellite deposit, which is currently being developed, will become available in the June quarter.

Production for the second half will increase to approximately 95,000 – 105,000 ounces compared to the first half production figure of 82,739 ounces.

South Laverton

Ore from the Monty's Dam satellite deposit is now being incorporated into the mill feed. The development of the high grade Twin Peaks open pit continues and ore from this satellite resource will be available to replace lower grade ore from the Karari open cut mine towards the end of the financial year.

Gold production for the second half is estimated at 65,000 ounces resulting in full year production of 133,000 ounces.

Gold Reserves and Resources and Longer Term Gold Production

The Company continues to review its overall gold resource base where significant resources are available for conversion to reserves and subsequent development.

Studies completed to date indicate that three projects, when developed, represent an opportunity to significantly increase the Company's gold reserve and production base as part of both the current 5 Year Plan and beyond.

Project	Resource Base
Gwalia Deeps	1.6 M ounces
Marvel Loch Underground	1.0 – 1.5 M ounces
Red October	0.5 M ounces
TOTAL	**3.1 – 3.6 M ounces**

The Gwalia Deeps project represents one of the largest underground gold projects not yet developed in the North Eastern Goldfields region of Western Australia. A Joint Venture of the Gwalia Deeps project could be incorporated into the Company's longer term gold plan if appropriate. A number of parties have expressed an interest in participating in the development of the project.

The Marvel Loch Underground project is expected to be developed, in conjunction with the development of the "in wall" ramp access for the South Pit extension (the South Pit tunnel), which has now been approved for commencement. The ramp will allow access to ore below the current South Pit and will also provide a platform for the diamond drilling of ore extensions below the entire 1.5 km strike extent of the Marvel Loch open pit. This can be accomplished for relatively modest capital expenditures.

Drilling to date has indicated six ore lodes currently mineralised to approximately 500 metres below surface and all open at depth. The ore lodes have a strike length of over one kilometre and initial scoping studies suggest potential resources of between 1 – 1.5 million ounces.

Studies have indicated that the Marvel Loch Underground provides the opportunity to establish a medium to large tonnage underground operation and the decision has been made to progress this project by further drilling and technical and financial studies.


MARVEL LOCH UNDERGROUND MINE
WEST SERIES
Long Section
SOUTH PIT
CENTRE PIT
NORTH PIT
Boulder Lode
South Exhibition Lode
Firelight Lode
Undaunted Lode
Tunnel Portal
GRAM METRE CONTOURS
>80 gm.m
>50 gm.m
>30 gm.m
>15 gm.m
>5 gm.m
>2 gm.m

Feasibility studies for the development of the Red October Underground resource have now been completed and all required external approvals have been secured. The main ore zones remain open at depth. Capital of approximately $6 million is required to develop a decline at Red October.


RED OCTOBER - LONG SECTION
SOUTH
NORTH
Surface
Surface
Open Pit
16m@25.8
4.1m@6.6
6.3m@3.7
11m@22.6
8m@6.9
-100m
16m@16.5
6m@6.2
7m@6.2
8m@10.3
6m@13.1
7m@12.4
7.5m@14.2
7m@38.9
7.6m@15.2
3m@26.7
12m@2.8
2m@21.5
-200m
7m@3.3
2m@11.7
4m@6.2
4m@115.2
8m@28.1
10m@2.7
17m@14.5
2.9m@9.6
-300m
6m@4.0
6m@5.6
3.8m@7.5
14m@7.6
5.9m@35.7
6m@15.0
100m
4m@32.4
11m@25.0
-400m
Sons Of Gwalia Ltd

Advanced Minerals Division

The company is the world's largest producer of tantalum accounting for approximately 55% to 60% of primary tantalum concentrate produced on a global basis. The Company also produces lithium and mineral sands.

The re-structuring of the Company's tantalum production base has now been completed with production increased at Wodgina and reduced at the Greenbushes Mine due to the suspension of the development of high grade underground ore via a decline. The net effect of this will enable the Company to meet its contractual requirements at the most competitive cost of production.

Tantalum Market

The tantalum market continues to slowly reduce inventory. Indications are that global demand is slowly increasing but significant new demand appears reliant on improved global economic conditions and increased investment in the information technology and the telecommunication sectors.

The Company has developed its resource base and has excess capacity, which can be brought on at short notice. It is therefore in a position to take advantage of increased demand for tantalum at any time.

The Company continues to negotiate with third parties for supplementary tantalum sales with the objective of reducing overall tantalum inventories.

Tantalum Sales

Sales from the Greenbushes and Wodgina Tantalum mines totalled 943,597 pounds for the first half and will increase in the second half to approximately 1,050,000 pounds in the second half.

Greenbushes Mine

At Greenbushes, sales for the second half will match production and will come from the processing of lower grade ore from the Central Pit, which will result in higher than first half costs.

Wodgina Mine

Sales from the Wodgina Mine in the second half will increase resulting in increased margins and earnings from Wodgina as against the first half.

Foreign Exchange Hedge Book

The Company has continued to deliver USD revenues into its foreign exchange hedge book as positions fall due. The recent strength in the AUD/USD exchange rates has provided an opportunity to work with the Company's hedge counterparties to restructure aspects of the Company's hedge book. This has resulted in the Company, at current exchange rates, now being matched in terms of USD revenues and USD hedging for the remainder of the 2002/03 financial year.

Gold Hedge Book

Similar and ongoing work will be applied to the Company's gold hedge book to take advantage of movements in spot gold prices where possible.

Given anticipated gold production, the Company has a comfortable margin of uncommitted ounces in the June 2003 half which can either be delivered into put options or the spot gold market to provide the best outcome.

Chief Operating Officer / Managing Director

The Company is currently seeking to appoint a Chief Operating Officer, on an interim basis, pending the appointment of a new Managing Director. These appointments will be made as soon as possible.

Summary and Outlook

As previously advised, the Company's second half financial results will be higher than the first due to increased and more profitable gold production and higher tantalum sales.

However, a significantly improved second half performance from the gold operations, in line with estimates, is required for the Company to meet the lower end of its full year financial targets as advised at the Annual General Meeting in November 2002.

Cash flow projections are also closely linked to gold performance given that tantalum sales and cash flow estimates are more certain.

The Company will continue to focus on its two core businesses of gold and tantalum with the objective of improving cash and earnings margins in both businesses.

Ongoing review and re-structuring of the Company's gold and foreign exchange hedge books will continue. The Company has significantly improved its position in respect to its foreign exchange hedge book over the past twelve months and will work towards further improvement particularly whilst the Australian dollar continues to exhibit strength against the US Dollar.

The payment and amount of a dividend for the full year will be reviewed and decided upon when the full year result is known.

Yours faithfully

PETER LALOR
EXECUTIVE CHAIRMAN

MEDIA Release

GWALIA

19 February 2003

FINANCIAL RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2002

SECOND HALF EARNINGS TO INCREASE

Sons of Gwalia Ltd ("the Company") today released its financial results for the half year ended 31 December 2002.

Key points from the release were:

1. An after tax consolidated net profit of $7.2 million compared to $34.5 million in the same period for the 2001 year. The current period's result includes significant items of a net $3.0 million profit.

2. Earnings per share of 4.4 cents.

3. Earnings before interest and tax (EBIT) of $19.9 million.

The Company said that it anticipated increased second half earnings due to more profitable gold production and higher tantalum sales but that achieving the lower end of its full year financial target, as outlined at its 2002 Annual General Meeting, was subject to a significantly improved performance from its Gold Operations.

The Company said that the Directors did not consider it prudent, or good business practice, to pay an interim dividend given the first half results. The Directors had therefore resolved to suspend the interim dividend and will decide on a final dividend when the full year result is known.

GOLD PRODUCTION TO INCREASE IN SECOND HALF

The Company said that its gold production was forecast to increase to between 275,000 – 290,000 in the second half as against the first half production figure of 271,919 ounces.

TANTALUM PRODUCTION AND SALES ON TARGET

Tantalum sales in the first half were approximately 945,000 pounds. The Company said that sales in the second half would increase by 11% to approximately 1,050,000 pounds and that it was also negotiating with third parties for supplementary sales.

GOLD AND FOREIGN EXCHANGE BOOK POSITIONS IMPROVE

The Company said that it had matched its US Dollar hedging commitments with anticipated revenues for the remainder of the 2002/2003 financial year.

In terms of its gold hedge book, the Company said that it has a comfortable margin of uncommitted ounces in the June 2003 half which can either be sold into its put options or the spot gold market, dependent upon whichever provided the best outcome.

OPPORTUNITY TO CONVERT GOLD RESOURCES INTO RESERVES AND PRODUCTION

The Company said that three of its gold projects represented an opportunity to significantly increase its gold reserves and production base in the future.

Project	Resource Base
Gwalia Deeps	1.6 M ounces
Marvel Loch Underground	1.0 – 1.5 M ounces
Red October	0.5 M ounces
TOTAL	**3.1 – 3.6 M ounces**

For more information please contact:

Stephen Thomas, Manager - Investor Relations
Peter Lalor, Executive Chairman
David Paull, General Manager - Business Development

Or our home page on www.sog.com.au
Tel: (618) 9263 5555 Fax: (618) 9481 1271

SONS OF GWALIA LTD
ACN 008 994 287

19 February 2003
1175:tcl

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Sent via ASX Online

Dear Sirs

HALF YEAR ENDED 31 DECEMBER 2002 – PRESENTATION OF RESULTS AND LETTER TO SHAREHOLDERS

Sons of Gwalia Ltd (the "Company") will be presenting its half-year results to brokers and analysts in Sydney (20th February) and Melbourne (21st February) commencing at approximately 11am (EST) on 20th February. The presentation to be used at these briefings will be available on the Company's website prior to the commencement of the presentation.

Please also find attached a Letter to Shareholders from the Executive Chairman, Mr Peter Lalor which will be mailed to shareholders on Thursday 20th February 2003 with a copy of the half year results announcement.

Yours faithfully

For and on behalf of
Sons of Gwalia Ltd

Stephen Pearce
Company Secretary

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8) 9263 5555 Fax: (61-8) 9481 1271
E-Mail: gwalia@sog.com.au

SONS OF GWALIA LTD
ABN 46 008 994 287

GWALIA

19 February, 2003

Dear Shareholder

Attached is a copy of the Company's advice to Australian Stock Exchange relating to our financial results for the six months ended 31 December 2002 and ancillary matters.

The Directors are very dissatisfied with the result, which is unacceptable to the Board, our staff and, obviously, our shareholders. Whilst we anticipate a better second half result, much will depend on a significantly improved performance from our gold operations. We have yet to see a reasonable return on these investments either in earnings or cash flow.

Our tantalum division continues to perform reasonably well, despite difficult trading conditions and sentiment for the sector.

The decision to suspend the interim dividend was not made lightly but was considered to be the only appropriate decision and in the longer term interest of the Company. As set out in our release, the Board will review the situation at the end of the financial year.

I would also draw your attention to the comments in the release in relation to the growth potential of our gold business and our gold and foreign exchange hedge books. These are all important issues for the Company.

The Company's tantalum and gold businesses are valuable assets and the challenge for the Company is to optimise cash flow and earnings from these businesses.

Clearly, this is a difficult period for the Company. However, I can assure you that the Directors, our senior management team and all our staff are endeavouring to improve all facets of our various businesses.

Finally, if you require further information please contact, initially, our Investor Relations Department on 08 9263 5555, where your query will be dealt with by an appropriate member of the staff.

Yours sincerely

PETER LALOR
EXECUTIVE CHAIRMAN

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8)9263 5555 Fax:(61-8)9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

SONS OF GWALIA LTD
ACN 008 994 287

7 March 2003
1184:tcl

The Manager Announcements
Companies Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
Sydney NSW 2000

Sent via ASX Online

Dear Sir

APPOINTMENT OF ACTING COO

Sons of Gwalia Ltd wishes to announce the appointment of Mr Phil Lockyer as Acting Chief Operating Officer effective Monday 10th March 2003.

Mr Lockyer is a mining engineer and metallurgist who has worked extensively in Western Australia in the nickel and gold areas. Some of his previous positions included General Manager – Western Australian Operations for WMC, Director of Operations with Dominion Mining and Director of Operations for Resolute Limited in charge of its gold operations in Western Australia and Africa.

He is also currently Chairman of the Industry Advisory Committee of the AJ Parker Cooperative Research Centre for Hydrometallurgy.

Yours faithfully

For and on behalf of
Sons of Gwalia Ltd

Stephen Pearce
Company Secretary

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8) 9263 5555 Fax: (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

SONS OF GWALIA LTD
ACN 008 994 287

20 March, 2003
1193:tcl

Company Announcements Office
Australian Stock Exchange
sent via asxonline.com.au

Dear Sir

A presentation being made by Mike Russell, General Manager – Technical Services of Sons of Gwalia Ltd at today's Paydirt Gold Conference has been made available on the Company's website at www.sog.com.au.

Yours faithfully

For and on behalf of
Sons of Gwalia Ltd

Stephen Pearce
Company Secretary

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8) 9263 5555 Fax: (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

24 March, 2003
1194:tcl

Companies Announcements Office
The Australian Stock Exchange Limited
sent via ASX Online

Dear Sir

As previously advised by Apollo Gold Mining Limited ("Apollo"), Sons of Gwalia Ltd ('the Company") has completed the sale of a package of tenements in the north Laverton region including the Company's Laverton Mill to Apollo. As part of this transaction the Company has received shares totalling 9,625,000 or 14.96% of Apollo.

Yours faithfully

For and on behalf of
Sons of Gwalia Ltd

Stephen Pearce
Company Secretary

Att

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8) 9263 5555 Fax: (61-8) 9481 1271
E-Mail: gwalia@sog.com.au

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme APOLLO GOLD MINING LIMITED

ACN/ARSN 087 360 996

1. Details of substantial holder (1)

Name SONS OF GWALIA LTD

ACN/ARSN (if applicable) 008 994 287

The holder became a substantial holder on 27 /02 /03

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
FULLY PAID ORDINARY	9,625,000	9,625,000	14.96%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
SONS OF GWALIA LTD	REGISTERED HOLDER	FULLY PAID 9,625,000

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
SONS OF GWALIA LTD	SONS OF GWALIA LTD	SONS OF GWALIA LTD	FULLY PAID
			9,625,000

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
REFER TO ANNEXURE	A OF 1 PAGE ATTACHED			

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
SONS OF GWALIA LTD	16 PARLIAMENT PLACE, WEST PERTH WA 6005

Signature

print name STEPHEN PEARCE capacity COMPANY SECRETARY

sign here date 24/ 03 /2003

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown"..

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

THIS IS ANNEXURE MARKED A OF 1 PAGE REFERRED TO IN FORM 603 NOTICE OF INITIAL SUBSTANTIAL HOLDER

STEPHEN PEARCE
COMPANY SECRETARY
24 MARCH 2003

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
Sons of Gwalia Ltd	27 February 2003	$125,000		Fully paid 625,000
Sons of Gwalia Ltd	27 February 2003		Sale of mining tenement and plant and equipment	Fully paid 9,000,000